Tammy R. Moore
Vice President / Corporate Controller

September 11, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:    SEC Comment Letter dated August 28, 2013 related to Service Corporation International's Form 10-K for the Year Ended December 31, 2012 filed February 13, 2013, Form 10-Q for the Quarter Ended June 30, 2013 filed July 25, 2013, and Response dated August 14, 2013

File No. 001-06402

Dear Mr. Spirgel:

With respect to the above referenced letter, Service Corporation International respectfully requests that the due date for our response be extended to the end of the day on September 26, 2013. We make this request in order to allow sufficient time for our draft and review process.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Tammy R. Moore
Tammy R. Moore
Vice President
Corporate Controller

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-3097 • FAX (713) 525-7581